UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                                 vFINANCE, INC.
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                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
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                         (Title of Class of Securities)

                                    92553T104
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                                 (CUSIP Number)

                                 Vassili Oxenuk
                            2770 S. Maryland Parkway
                                    Suite 300
                               Las Vegas, NV 89109
                                 (702) 731-3535
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   May 3, 2006
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13B to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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

CUSIP No.  92553T104
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    1. Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       Oxir Investment Ltd.
--------------------------------------------------------------------------------

    2. Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)   [  ]

       (b)   [  ]
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    3. SEC Use Only
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    4. Source of Funds (See Instructions)   WC
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    5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e) [ ]
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    6. Citizenship or Place of Organization     British Virgin Islands
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Number of         7.  Sole Voting Power      0
Shares Bene- -------------------------------------------------------------------
ficially by
Owned by Each     8.  Shared Voting Power     2,810,000
Reporting    -------------------------------------------------------------------
Person With
                  9.  Sole Dispositive Power     0
             -------------------------------------------------------------------

                 10.  Shared Dispositive Power    2,810,000
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    11. Aggregate Amount Beneficially Owned by Each Reporting Person  2,810,000
--------------------------------------------------------------------------------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) [ ]
--------------------------------------------------------------------------------

    13. Percent of Class Represented by Amount in Row (11)       7.0%
--------------------------------------------------------------------------------

    14. Type of Reporting Person (See Instructions) CO
--------------------------------------------------------------------------------

CUSIP No.  92553T104
--------------------------------------------------------------------------------

    1. Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       Vassili Oxenuk
--------------------------------------------------------------------------------

    2. Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)   [  ]

       (b)   [  ]
--------------------------------------------------------------------------------

    3. SEC Use Only
--------------------------------------------------------------------------------

    4. Source of Funds (See Instructions)   OO
--------------------------------------------------------------------------------

    5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

    6. Citizenship or Place of Organization     Russian Federation
--------------------------------------------------------------------------------

Number of         7.  Sole Voting Power      0
Shares Bene- -------------------------------------------------------------------
ficially by
Owned by Each     8.  Shared Voting Power          2,810,000
Reporting    -------------------------------------------------------------------
Person With
                  9.  Sole Dispositive Power       0
             -------------------------------------------------------------------
                 10.  Shared Dispositive Power      2,810,000
--------------------------------------------------------------------------------

    11. Aggregate Amount Beneficially Owned by Each Reporting Person  2,810,000
--------------------------------------------------------------------------------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) [ ]
--------------------------------------------------------------------------------

    13. Percent of Class Represented by Amount in Row (11)       7.0%
--------------------------------------------------------------------------------

    14. Type of Reporting Person (See Instructions) IN
--------------------------------------------------------------------------------

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

Item 1.  Security and Issuer

     The class of securities to which this statement relates is Common Stock, $0.01 par value per share, of vFinance, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 3010 North Military Trail, Suite 300, Boca Raton, Florida 33431.

Item 2.  Identity and Background

     This statement is filed by Oxir Investment Ltd., a British Virgin Islands corporation, whose business address is The Studio, St. Nicholas Close, Elstree Herts, United Kingdom WD6 3EW, and Vassili Oxenuk, an individual and a citizen of the Russian Federation, whose business address is 2770 S. Maryland Parkway, Suite 300, Las Vegas, Nevada 89109 (the "Reporting Persons"). Mr. Oxenuk's present occupation or employment is as follows: President and CEO, Oxenuk Financial Corp., 2770 S. Maryland Parkway, Suite 300, Las Vegas, NV 89109.

     By virtue of his position as sole officer and director and as sole shareholder of Oxir Investment Ltd., Vassili Oxenuk has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 2,810,000 shares held by Oxir Investment Ltd., and is deemed to have shared voting power and shared dispositive power with respect to such shares.

     During the past five years, neither of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     The Reporting Persons acquired the securities in an open market transaction through a brokerage firm utilizing corporate funds of Oxir Investment Ltd. in the amount of $730,519.39.

Item 4.  Purpose of Transaction

     At the time of the initial acquisition, the Reporting Persons acquired the securities of the Issuer for investment purposes based upon the Reporting Persons' belief that the securities of the Issuer at the current market price were undervalued and represented an attractive investment opportunity. Since that time, the Reporting Persons have continued to analyze the business and financial information contained in filings made by the Issuer pursuant to the Issuer's disclosure obligations under the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. Based on that analysis, the Reporting Persons believe that the Board of Directors and management of the Issuer are not maximizing the shareholder value, and the Reporting Persons intend to seek to engage in discussions with the Board of Directors and management of the Issuer concerning the business, operations and future plans of the Issuer. Depending upon the outcome of such discussions, the Reporting Persons may take such actions they deem necessary to protect their investment in the Issuer.

     Other than as described herein, the Reporting Persons currently have no present plans or proposals which would relate to, or result in, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals.

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

Item 5.  Interest in Securities of the Issuer

     (a) As of above date, Oxir Investment Ltd. beneficially owns, directly and/or indirectly, 2,810,000 shares of the Issuer (the "Shares"), which constitutes approximately 7.0% of the Issuer's 40,126,134 issued and outstanding Common Stock based on information contained in a Form 10-QSB filed by the Issuer with the Securities and Exchange Commission on May 15, 2006. Vassili Oxenuk, the sole shareholder of Oxir Investment Ltd., may be deemed to beneifically own the Shares indirectly as a result of his control relationship with Oxir Investment Ltd.

     (b) The Reporting Persons hold the power to vote or to direct the vote and to dispose of or to direct the disposition of all shares beneficially owned by them.

     (c) Except for the transaction described in Item 3 above, the Reporting Persons have not effected any transactions in shares of the Issuer's Common Stock during the past 60 days.

     (d) No other person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Issuer's Common Stock which are the subject of this Schedule 13D.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Not applicable.

Item 7.  Materials to Be Filed as Exhibits

     None.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    July 13, 2006
                                    --------------
                                    Date

                                    OXIR INVESTMENT LTD.

                                    By:  s/Vassili Oxenuk
                                       -----------------------------------------
                                       Vassili Oxenuk, Sole Officer and Director


                                    --------------------------------------------
                                    Vassili Oxenuk

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